


15005049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/9/14

January 26, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 1-26-15

Dee Ann Dorsey
Hunton & Williams LLP
ddorsey@hunton.com

Re: DTE Energy Company
Incoming letter dated December 9, 2014

Dear Ms. Dorsey:

This is in response to your letter dated December 9, 2014 concerning the shareholder proposal submitted to DTE by the New York State Common Retirement Fund. We also received a letter on the proponent's behalf on January 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

January 26, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DTE Energy Company
Incoming letter dated December 9, 2014

The proposal seeks a report assessing how DTE is adapting, or could adapt, its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions and protect shareholder value.

We are unable to concur in your view that DTE may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on reducing greenhouse gas emissions and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that DTE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 12, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at DTE Energy Company on low-carbon distributed electricity generation and its role in reducing greenhouse gas emissions

Via email

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, filed a shareholder proposal (the "Proposal") on behalf of the New York State Common Retirement Fund (the "Proponent"), a beneficial owner of common stock of DTE Energy Company (the "Company"), for inclusion in the Company's 2015 shareholder meeting proxy statement.

I have been asked by the Proponent to respond to the letter dated December 9, 2014 ("Company letter") sent to the Securities and Exchange Commission ("SEC") Staff ("Staff") by Dee Ann Dorsey of Hunton & Williams LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the Company letter, and, based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being e-mailed concurrently to Dee Ann Dorsey.

SUMMARY

The Proposal states in the resolved clause and supporting statement:

> "**Resolved:** With board oversight, assess how DTE Energy is adapting (or could adapt) its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions and protect shareholder value, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1st, 2015."

The full text of the Proposal is included as **APPENDIX A.** The Company letter asserts that the Proposal may be excluded on the basis of Rule 14a-8(i)(7) (ordinary business) because it impermissibly seeks to micro-manage the Company's choice of technology

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

and mix of resources used to generate electricity, and because it only touches upon, but does not focus on, a significant policy issue.

However, the Proposal squarely focuses on a significant policy issue: the role of distributed low-carbon energy in greenhouse gas ("GHG") emissions reduction strategies. The Staff has long recognized climate change and GHG reduction strategies as addressing a significant policy issue that transcends ordinary business matters. *Dominion Resources* (February 27, 2014), *Devon Energy Corp.* (March 19, 2014), *PNC Financial Services Group, Inc.* (February 13, 2013), *NRG Inc.* (March 12, 2009), *Exxon Mobil Corp.* (March 23, 2007), *Exxon Mobil Corp.* (March 12, 2007), *General Electric Co.* (January 31, 2007), *Goldman Sachs Group, Inc.* (February 7, 2011). Today, a lively debate is underway throughout the country, including in the Company's home state of Michigan, regarding the role of distributed low-carbon energy in addressing climate change. Because the Proposal directly focuses on this significant policy issue and does not seek to impermissibly micro-manage the Company's handling of the issue, it is not excludable under Rule 14a-8(i)(7).

ANALYSIS

The Proposal does not relate to ordinary business operations and is not excludable under of Rule 14a-8(i)(7).

1. The Proposal directly focuses on a significant policy issue.

The Company letter asserts that the Proposal is excludable because its subject matter relates to the Company's ordinary business operations (Company letter page 6). However, because the Proposal directly focuses on a significant policy issue facing the Company, the Proposal transcends ordinary business and therefore is not excludable under Rule 14a-8(i)(7). SEC Release 34-40,018 (May 21, 1998).

In evaluating a proposal in the context of Rule 14a-8(i)(7), the Staff has stated that its ordinary business assessment revolves around the subject matter of the proposal:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Staff Legal Bulletin 14E

The Proposal clearly focuses on a significant policy issue: climate change and the role of distributed low-carbon energy in reducing GHG emissions with a nexus to the Company's business. The overwhelming evidence that climate change policy and its impact on companies represents a significant policy issue is well reflected in Staff ordinary business decisions to date. In addition, as distributed low-carbon energy has become increasingly competitive to centralized fossil fuel-based strategies, the vigorous national public debate as to its value and role in climate protection strategies has increased.

The traditional electric utility business model relies on making large investments in centralized generating plants and related transmission and distribution infrastructure, and recovering those investments, plus a fair return, from a captive customer base over a period of decades. In contrast, distributed energy involves generation of power throughout the grid. There are a variety of technologies that fall into this broad category of generation including fuel cells, small scale wind power, small scale hydro, and various combined heat and power technologies. Distributed low-carbon energy sources are exemplified by solar power photovoltaic units installed on homes, businesses and in community scale solar-generation fields, localized wind generation facilities, batteries (when paired with low-carbon generation sources), energy conservation, and other measures for reducing energy demand or increasing supply by affecting energy in the grid. Some leading non-governmental organizations also consider energy efficiency a form of low-carbon generation – the International Energy Agency calls efficiency the world's "first fuel."[1] Solar power is referenced in the Proposal as a leading example of low-carbon generation that utility customers in many states are already installing to reduce their electric bills.

Distributed low-carbon energy as a key climate protection strategy is advancing due to a number of factors, including[2]:

- Falling costs of distributed generation and other distributed energy resources, especially solar photovoltaic systems and storage;
- Government action to mitigate climate change and incentivize clean energy;
- Increasing appetite for clean energy from major energy users; and
- Increasing regulatory burden on fossil generating resources.

Meanwhile, financial research firms such as Barclays, UBS, and Sanford C. Bernstein are beginning to publish analyses noting the substantial risks and opportunities distributed energy technologies pose to utilities.[3]

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[1] http://cleantechnica.com/2014/10/08/iea-marks-energy-efficiency-worlds-first-fuel-worth-310-billion/

[2] Edison Electric Institute, "Disruptive Challenges: Financial Implications and Strategic Responses to a Changing Retail Electric Business," January 2013.

[3] For example:

- In May 2014, Barclays downgraded bonds for the entire U.S. electric utility sector due to risk of rapidly improving solar power and energy storage technologies.
- An August 2014 report by UBS highlights that solar systems and batteries will be disruptive technologies for utilities due to steeply declining costs and estimates that, by 2020, the unsubsidized payback time will be as low as 6-8 years for homeowners making a combined investment in an electric vehicle and a solar power system with battery storage.

The contested role of low-carbon distributed energy is an example of the kind of legislative and regulatory uncertainty referenced in the SEC's 2010 Climate Change Release.

As referenced above, the Staff has long recognized that matters related to preventing climate change, or assessing its impacts on a company, address a significant policy issue and, therefore, generally are not excludable under Rule 14a-8(i)(7). For example, the Staff determined the following resolutions focusing on climate change or GHG submitted to utility companies transcended ordinary business: *Dominion Resources* (February 27, 2014) (report on using biomass as a key renewable energy and climate mitigation strategy); *Devon Energy Corp.* (March 19, 2014) (report on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long-and short-term financial and operational risks to the company); and, *NRG Inc.* (March 12, 2009) (report on how the company's involvement with the Carbon Principles has impacted the environment).[4] Further Staff determinations finding climate change proposals submitted to non-utility companies as transcending ordinary business include: *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for GHG reduction); *Exxon Mobil Corp.* (March 12, 2007) (adopt policy to increase percentage of renewables in generation portfolio); *General Electric Co.* (January 31, 2007) (create report on global warming); *Goldman Sachs Group, Inc.* (February 7, 2011) (proposal requesting report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change not excludable as ordinary business); and, *PNC Financial Services Group, Inc.* (February 13, 2013) (proposal requesting report to shareholders assessing GHG emissions resulting from the company's lending portfolio and its exposure to climate risk in its lending, investing and financing activities not excludable as ordinary business).

- In a recent analysis, Deutsche Bank predicts solar PV will reach grid parity in 47 U.S. states as soon as 2016, assuming today's 30 percent solar investment tax credit (ITC) is extended.
- A November 2014 Moody's report indicated that "a proactive regulatory response to distributed generation is credit positive as it gives utilities improved rate designs and helps in the long-term planning for their infrastructure."
- Navigant Research indicated that: "Utilities that proactively engage with their customers to accommodate distributed generation - and even participate in the market themselves - limit their risk and stand to benefit the most."

[4] Such Staff determinations go back much further. The Staff has long found that proposals at utilities addressing alternative energy programs as a climate impact and GHG reduction strategy are not excludable as ordinary business because they address a significant policy matter. *Philadelphia Electric Co.* (February 28, 1983) (a proposal requesting the company's board affirm management's intention to move forward with comprehensive conservation and alternative energy programs); *Pacific Gas and Electric Co.* (February 2, 1983) (proposal requesting establishment of a wind power advisory board to research and make recommendations regarding the development of wind power); *Kansas Gas and Electric Co.* (March 27, 1980) (proposal recommending significant capital investment in energy conservation in the use of alternative energy sources); *Duke Energy Corp.* (February 13, 2001) (requesting that Duke invest resources to build new electrical generation from solar and wind power sources.)

The Commission's focus on climate change as a significant policy issue was amplified by its February 8, 2010 Climate Change release "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters" (Release Nos. 33-9106; 34-61469; FR-82) ("SEC Release"), in which the SEC explained that climate change had become a topic of intense public discussion as well as significant national and international regulatory activity. The guidance cites numerous state and federal regulatory activities, including the California Global Warming Solutions Act, the Regional Greenhouse Gas Initiative, the Western Climate Initiative, the Clean Energy Jobs and American Power Act of 2009, and EPA's greenhouse gas reporting program. The disclosure guidance was needed, according to the Commission, because "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions."

The subject matter of the Proposal is directly aimed at one of the leading regulatory and legislative developments and debates in this field, specifically the state-by-state policy debate regarding the role of distributed low-carbon energy in reducing carbon emissions – clearly within the realm of the SEC Release's guidance on climate related policy developments. One of the major issues fueling the debate is the fact that distributed energy systems rely on the infrastructure of the utilities but do not necessarily bear the costs of upkeep of the transmission system, shifting the burden to the wider array of ratepayers and to the utilities themselves. This tension is playing out around the issue of "net metering." Net metering policies provide that utilities pay consumers the full retail price for electricity generated by customers when they invest in distributed energy systems, typically solar panels on homes or in localized solar panel "farms."[5] Such policies are leading to rapid growth in solar and other distributed energy sources as a part of the solution to climate change in which many individual households and communities can participate. However, a vigorous state-by-state debate is underway regarding the role of net metering and whether the decentralized generators should be held financially responsible for more of the transmission infrastructure. Numerous states[6] have had policy developments related to net metering policies for distributed generation.

The pitched nationwide battle over these issues has grassroots renewable energy advocates squaring off against utility industry groups and their grassroots allies. A report by the Energy and Policy Institute, "Attacks on Renewable Energy Standards and Net Metering Policies By Fossil Fuel Interests & Front Groups 2013-2014" states:

> [F]ront groups funded by fossil fuel and utility interests utilize every medium to influence the policy-making process. First, groups like the Beacon Hill Institute provide ...reports or analysis claiming clean energy policies have negative impacts. Next, allied front groups or 'think tanks' used the ....data in testimony,

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[5] Energy and Policy Institute, "Attacks on Renewable Energy Standards and Net Metering Policies By Fossil Fuel Interests & Front Groups 2013-2014," May 2014 (p. 3).

[6] AZ, CA, CO, CT, HI, IN, KS, ME, MN, NH, NV, OK, OR, RI, SC, UT, and VT. National Conference of State Legislatures cited in http://www.latimes.com/nation/la-na-no-solar-20140810-story.html

opinion columns, and in the media. Then, front groups, like Americans for Prosperity, spread disinformation through their grassroots networks, in postcards mailed to the public, and in television ads attacking the clean energy policy.[7]

The American Legislative Exchange Council ("ALEC") has adopted a resolution to promote legislation calling for "updating of state net metering policies" to shift more of the financial responsibility to the decentralized generators, or in the words of the resolution "Update net metering policies to require that everyone who uses the grid helps pay to maintain it and to keep it operating reliably at all times."[8] The ALEC effort is also supported by the Edison Electric Institute (EEI), the utility industry's trade association. In addition, Americans for Prosperity, a group funded by oil industry leaders Charles and David Koch, has helped finance the legislative repeal of many renewable and efficiency incentives.[9]

The regulatory effect of these battles can be seen around the country. In Florida, the Public Service Commission voted to phase out a solar energy purchases rebate program. In Wisconsin, fixed rates were increased for many consumers, which will have the effect of decreasing investment in distributed energy because consumers will not be able to recover their investment for a longer period of time. A renewable rollback in Kansas fell a few votes short of passing, but is expected to pass given the change in political makeup of the state's legislature resulting from recent elections. West Virginia's legislature is in the process of repealing a law requiring utilities to purchase a certain amount of their energy from renewable energy sources.[10] States like North Carolina, Arizona, California, and Colorado have had battles over whether utilities can charge extra fees to customers who put solar panels on their roofs. In Hawaii, high electricity costs has led to massive private investment in rooftop solar panels, and as a result, Hawaiian Electric has been implementing policies that discourage solar power.[11] "The battle is playing out among energy executives, lawmakers, and regulators across the country."[12]

Nowhere is the battle more intense than in California. California has continued to be at the forefront of green technologies, and is using distributed energy as well as solar rooftop power to push forward a plan for fifty percent of the state's electricity to be

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[7] Id. p. 5.

[8] http://www.alec.org/model-legislation/updating-net-metering-policies-resolution/

[9] Detrow, Scott, "Some states use laws and rules to slow growth of renewable energy" E & E Reporter. (Dec. 19, 2014).

[10] Id.

[11] Schwartz, John, "Fissures in GOP as Some Conservative Embrace Renewable Energy," New York Times (Jan. 25, 2014).

[12] Cardwell, Diane, "On Rooftops, a Rival for Utilities," New York Times (Jan. 26, 2013).

generated by renewable sources over the next 15 years.[13] The net metering credits that are paid back to consumers with distributed energy systems are among the most generous in the country and utilities have been fighting hard to repeal or otherwise limit the credits.[14]

In DTE's service territory of Michigan, there has been an ongoing debate about whether to extend the state's renewable energy goals beyond 2015, as well as the role of distributed generation in achieving renewable energy goals. Some conservative lawmakers are looking to reduce the state's renewable energy target, while polls indicate much of the population would like to increase the state's renewable energy target.[15]

In a recently released report comparing 32 of the largest investor-owned utilities in the U.S., DTE Energy ranked 16th on renewable energy sales as a percentage of 2012 electricity sales.[16] While the Company's business is focused in a state where the role of distributed energy is under debate, the Company has not provided investors with the information sought by the Proposal, namely whether the Company is adapting or could adapt its business model to enable increased deployment of distributed low-carbon electricity generation. Given the contested public policy turf, it is of vital importance for investors to understand where the company stands on this particular climate protection strategy.

Relevance of Federal Public Policy Debate on Climate Policy to the Distributed Energy Debate

The battle underway at the state level regarding the role of distributed energy and net metering is linked in numerous ways to the national policy debate over clean energy. The ongoing public debate over climate protection policies of the Environmental Protection Agency ("EPA") will contextualize the state fights over distributed energy.[17] On September 20, 2013, the EPA proposed carbon pollution standards for power plants built in the future, and kicked off the process of outreach with states, stakeholders and the public to establish carbon pollution standards for existing power plants. In driving up costs of operating many of current plants, the policy is expected to give additional market momentum to distributed energy sources.

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[13] Reuters Summary of California Governor Jerry Brown: http://www.reuters.com/article/2015/01/05/california-renewables-idUSL1N0UK1MY20150105 (Jan. 5, 2015).

[14] Id.

[15] Balaskovitz, Andy, "Bill to repeal Michigan renewable standard faces long odds," Midwest Energy News (Oct. 7, 2014). http://www.midwestenergynews.com/2014/10/07/bill-to-repeal-michigan-renewable-standard-faces-long-odds

[16] http://www.ceres.org/press/press-releases/first-of-its-kind-report-ranks-u.s.-electric-utility-companies2019-renewable-energy-energy-efficiency-performance

[17] http://www2.epa.gov/carbon-pollution-standards/what-epa-doing

In late 2014, the United States and China struck an agreement to reduce GHG emissions. Newsweek stated: "The U.S., President Obama said, would nearly double its prior emissions target, setting new goals of emitting 26 percent to 28 percent less greenhouse gases by 2025 than the baseline set in 2005. China, meanwhile, agreed to hit an emissions "peak" by 2030 and taper emissions downward from there.[18]

While these EPA and Obama administration policies foster low-carbon distributed energy solutions, it is widely recognized that the policies are under attack from factions in Congress who seek to roll back those initiatives.[19] Thus, the subject matter of the Proposal, the extent to which the Company is focusing or could focus on distributed energy strategies, is directly germane to the federal policy debate.

In contrast to the Proposal, Staff determinations cited by the Company failed to focus on a significant policy issue.

The crux of the Company's argument is its statement that:

> Although styled as a request for a report, the clear purpose of the Proposal is to direct the Company's choice of technology and mix of resources used to generate electricity. On numerous occasions, the Staff has concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(7) because the proposals related to a company's choice of technologies for use in its operations. Company letter, page 5.

The Company letter cites several Staff determinations in which renewable energy proposals focusing on specific technologies have been excluded. Company letter, page 5. What stands out in reviewing the proposals at issue in those determinations is that each simply addressed issues regarding choice of technology and had no clear and pivotal focus on reducing climate change impacts. In other words, the underlying subject matter of those proposals did not transcend day-to-day business and did not raise significant policy issues.[20]

In the Company-cited Staff determinations pertaining to solar and renewable energy proposals, the resolved clauses lacked a clearly articulated environmental focus or link to a clear significant policy issue:

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[18] http://www.newsweek.com/so-us-and-china-made-historic-climate-agreement-now-what-284087

[19] See, for instance http://thehill.com/policy/energy-environment/e2-wire/223398-senate-gop-steeling-for-battle-against-the-epa

[20] No significant policy issue was found to exist in the other referenced proposal exclusions in *Union Pacific Corp.* (Dec. 16, 1996) requesting a report on the status of research and development of a new safety system for railroads on the basis that the development and adaption of new technology for the company's operations, and *Applied Digital Solutions, Inc.* (Apr. 25, 2006) requesting a report on the harm the continued sale and use of radiofrequency identification chips could have to the public's privacy, personal safety and financial security.

Dominion Resources, Inc. (Feb. 14, 2014) Seeking a report on a company's solar generation development plans. The proposal requested that the board appoint a team to review the risks Dominion faces under its current plan for developing solar generation, including a review of other U.S. programs, and to develop a report on those risks as well as benefits of increased solar generation.

First Energy Corp. (Mar. 8, 2013) Actions the company is taking or could take to diversify the company's energy resources to include increased energy efficiency and renewable energy resources. The resolved clause of the proposal stated: Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources.

WPS Resources Corp. (Feb. 16, 2001) Requesting the utility develop new co-generation facilities and improve energy efficiency.[21]

It is notable in these proposals that there was no framing in the resolved clause focused on environmental benefits, and, given the nature of these companies' businesses, the proposals lacked a significant policy focus needed to transcend the ordinary business nature of these issues.

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[21] The proposal in *WPS Resources* (February 16, 2001) also exemplifies a proposal that is too prescriptive. That proposal, found to be excludable as ordinary business, asked the company "to consider developing some or all of the following":

1) A plan to identify chronic high outage service areas and to effect remedial actions as quickly as possible to restore reliable electric service for the respective customers.

2) A plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format and deploy such documentation on the company's website in an readily obvious manner.

3) A plan to improve the overall energy efficiency of existing commercial and industrial customers by leveraging PSC/W Rule: 1-AC-183 to construct new cogeneration capacity.

4) A plan to improve the overall energy efficiency of private and public sector building customers by deploying small-scale cogeneration technologies.

5) A plan to improve the overall energy efficiency of customers by deploying off peak powered phase change air conditioning technologies.

6) A plan to develop a joint venture to manufacture small-scale cogeneration technologies within Wisconsin.

7) A plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin.

8) A plan to abandon the Arrowhead-to-Weston venture and withdraw the associated application for a CPCN currently before the PSC/W.

Additional Staff determinations cited in the Company letter on page 5 – *PG&E Corporation* (Mar. 10, 2014), *AT&T Inc.* (Feb. 13, 2012) and *CSX Corp.* (Jan. 24, 2011) – are discussed and distinguished below in section 2.

The Company letter also argues that, regardless of whether the Proposal involves a significant policy issue, "the mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. Staff Legal Bulletin No. 14C (Jun. 28, 2005)" Company letter, page 6, [emphasis added]. The Company noted that the Staff concurred in exclusion of proposals at *FirstEnergy Corp.* (Mar. 7, 2013) requesting the company to adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality, and at *Exxon Mobil Corporation* (Mar. 6, 2012) requesting a report on "economic challenges" associated with oil sands.

Unlike the Proposal, the scope of the proposals at issue in those determinations "touched upon" a significant policy issue, but also asked for actions or disclosures in excess of that scope. For instance, in *Exxon Mobil* the proposal requested a report on the economic challenges associated with oil sands. Even though the proponent had intended to focus on environmental issues, the requested report's scope was too broad – it would have required a report on the array of ordinary business decisions associated with finance and economics of oil sands.

In contrast, the language and scope of the Proposal is squarely focused on a single policy issue, namely the role of distributed low-carbon energy in addressing climate change. As such it is unlike *Exxon Mobil* or *FirstEnergy*. In fact, the Proposal is more like the proposal the Company letter, page 6, cited for contrast, in *Dominion Resources, Inc.* (Feb. 27, 2014). There the Staff found a proposal on biomass technology was not excludable because it focused solely on the significant policy issue of climate change. The *Dominion* proposal related to a choice of technologies, specifically an analysis of the role of the company's use of biomass technologies in climate mitigation.[22] As such, it presents a very close parallel to the Proposal, which also has as its core a request for analysis of a particular contested technical approach to climate change, and its role in the Company's climate mitigation strategy. In both instances, the public policy focus on the technology choice as a topic of vigorous public debate renders the proposal outside the scope of ordinary business and, therefore, not excludable under Rule 14a-8(i)(7).

2. <u>The Proposal does not seek to impermissibly micro-manage the Company's business.</u>

The Company letter, page 5, conflates the Proposal with several Staff determinations relating to proposals that inarguably represent impermissible micro-management:

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[22] The Dominion proposal asked that the board prepare a report evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy, including an assessment of risks to the company's finances and operations posed by emerging public policies on biomass energy and climate change.

PG&E Corporation (Mar. 10, 2014) Requesting a CPUC application to revise the company's smart meter policy to allow no initial fees for opting out and no fees for opt out meters, to install an analog meter free of charge upon request and to require new smart meters only for those who voluntarily request them.

AT&T Inc. (Feb. 13, 2012) Report disclosing actions to address inefficient consumption of electricity by set-top boxes, and to accelerate development and deployment of new energy efficient set-top boxes.

CSX Corp. (Jan. 24, 2011) Requesting the company develop a kit that would allow it to convert the majority of its locomotive fleet to a more efficient system.

Contrary to the Company letter's assertions, the Proposal seeks neither to direct the Company to alter its business model nor to dictate a choice of technologies. It does not seek to transfer to shareholders decisions regarding the technology and mix of resources used to generate electricity. Rather, the Proposal seeks information on the Company's policy options - how the Company is fashioning or may fashion its business model to increase distribution of low-carbon electricity generation in order to reduce GHG emissions and protect shareholder value. As such, it does not seek to micro-manage the choices the Company makes, but only requests information at a top level analysis, appropriate for shareholders to scrutinize.

Three recent examples of proposals directed to energy sector companies show how even asking for far more detailed information than is requested by the Proposal did not cause the Staff to find that the proposals sought to micro-manage:

• *Exxon Mobil* (March 19, 2014) The proposal requested that the board report to shareholders using quantitative indicators the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. In particular the Company asserted that the kind of detailed information sought by the proponent entailed micro-management. The proposal requested in the supporting statement that the report should address, at a minimum, and on a regional basis or by each play basis in each region in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

• *Dominion Energy* (Feb. 17, 2014) The proposal asked that the board prepare a report evaluating the environmental and climate change impacts of the company using biomass as a key renewable energy and climate mitigation strategy, including an assessment of risks to the company's finances and operations posed by emerging public policies on biomass energy and climate change. The supporting statement specified that the report should consider the impact that potential state or federal rejection of "carbon neutral" status for particular biomass energy facilities, fuel sources or categories of operations could have on subsidies, permitting processes, or existing facilities.

• In *NextEra Energy* (February 22, 2013) the current Proponent filed a proposal directed toward a choice of technology – requesting that the company- an electric utility - adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage at nuclear plants, by minimizing the storage of nuclear waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly. The company asserted the proposal entailed micro-management of technical decisions. However, the Proponent noted the long history of the Staff in treating issues related to nuclear safety as a significant policy issue. Accordingly, despite the focus on technology choices, the proposal was not excludable as ordinary business.

The Staff found that the specific requests of each of those proposals did not entail micro-management and that the proposals were not excludable as relating to ordinary business. It is clear from numerous Staff decisions that if a proposal addresses a significant policy issue, it can go much further into the details of the Company's business than the Proposal without being found to micro-manage. See, for instance, a Staff decision declining to find micro-management in a proposal submitted to *JP Morgan Chase & Co.* (March 19, 2010), seeking a report to shareholders, at reasonable cost and omitting proprietary information, on JPMorgan Chase's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated."

In comparison, the much less detailed request for an assessment and report on the company's adaptation or potential adaptation of increased distributed low-carbon electricity generation in the Proposal surely does not rise to the level of micro-management. Because it seeks a top level analysis of a significant policy issue and does not drive specific technical or policy choices, the Proposal is consistent with an array of other Proposals also found by the Staff to not entail micro-management.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, the Proponent requests that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413)549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Dee Ann Dorsey, Hunton & Williams

APPENDIX A

PROPOSAL

Whereas:

In May 2014, Barclays downgraded bonds for the entire U.S. electric utility sector due to risk of rapidly improving solar power and energy storage technologies.

An August 2014 report by UBS highlights that solar systems and batteries will be disruptive technologies for utilities due to steeply declining costs and estimates that, by 2020, the unsubsidized payback time will be as low as 6-8 years for homeowners making a combined investment in an electric vehicle and a solar power system with battery storage.

In a recent analysis, Deutsche Bank predicts solar PV will reach grid parity in 47 U.S. states as soon as 201.6, assuming today's 30 percent solar investment tax credit (ITC) is extended.

94% of international industry representatives surveyed by PricewaterhouseCoopers predict that the power utility business model will be either completely transformed or significantly changed between today and 2030.

A November 2014 Moody's report indicated that "a proactive regulatory response to distributed generation is credit positive as it gives utilities improved rate designs and helps in the long-term planning for their infrastructure."

Navigant Research indicated that: "Utilities that proactively engage with their customers to accommodate distributed generation - and even participate in the market themselves limit their risk and stand to benefit the most."

Utilities already capitalizing on providing distributed solar generation to customers include: Duke Energy and NRG Energy. Many other utilities work with third-party solar system providers to reduce electric bills for customers while also reducing greenhouse gas emissions.

The U.S. EPA recently released its proposed Clean Power Plan that would require states to achieve 30% greenhouse gas (GPM) reductions on average nationwide, listing renewable energy as a key pillar of the plan.

The IPCC estimates that a 50% reduction in GPIG emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

In a recently released report ranking 32 of the largest investor-owned utilities in the U.S., DTE Energy ranked 16th on renewable energy sales as a percentage of 2012 electricity sales, and 17th on cumulative annual energy savings as a percentage of total retail sales due to investments in energy efficiency.

Resolved: With board oversight, assess how DTE Energy is adapting (or could adapt) its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions and protect shareholder value,and report to shareholders (at reasonable cost and omitting proprietary information) by September 1st, 2015.



HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NY 10166-0005

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

DEE ANN DORSEY
DIRECT DIAL: 212 • 309 • 1174
EMAIL: ddorsey@hunton.com

December 9, 2014

VIA EMAIL: *shareholderproposals@sec.gov*

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: **DTE Energy Company**
Shareholder Proposal submitted by the Comptroller of the State of New York
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, DTE Energy Company (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and related supporting statement received from the Comptroller of the State of New York, as trustee of the New York State Common Retirement Fund and as administrative head of the New York State and Local Retirement System (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of this letter and its exhibit are being sent via e-mail and overnight delivery to the Proponent to notify the Proponent on behalf of the Company of its intention to exclude the Proposal from its 2015 Proxy Materials. A copy of the Proposal and supporting information sent by the Proponent and related correspondence is attached to this letter (see Exhibit A).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide



that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Proposal states:

"**Resolved**, With board oversight, assess how DTE Energy is adapting (or could adapt) its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions and protect shareholder value, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1st, 2015."

II. BASIS FOR EXCLUSION

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission identified two central considerations that underlie the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

B. The Proposal seeks to impermissibly micro-manage the Company's business

The Proposal implicates exactly the type of day-to-day business operations the 1998 Release indicated are both impractical and too complex to be subject to direct shareholder oversight — i.e., altering the technology and mix of energy sources used by the Company. While the Proposal is styled as a request to produce a public report, statements contained in the supporting statement indicate that the ultimate goal of the Proponent is to alter the technology and resources used by the Company in generating and distributing electricity. The Proposal's supporting statement contains numerous references to the increasing importance of solar power and cites the EPA's Clean Power Plan, which lists "renewable energy as a key pillar of the plan." The supporting statement further suggests that it would benefit the Company to "proactively engage with [its] customers to accommodate distributed generation" and that the Company's credit rating would be positively impacted, in Moody's view, if the Company undertook "a proactive regulatory response to distributed generation." Read together, the Proposal and supporting statement clearly seek to significantly impact the Company's business model and strategy as it relates to sources of energy.

As disclosed in its filings with the Commission, the Company distributes and sells electricity to approximately 2.1 million residential, commercial and industrial customers in southeastern Michigan, generates electricity from a variety of assets, including renewable sources, and purchases electricity from electricity generators, suppliers and wholesalers whose technology and sources of energy are not under the control of the Company. The State of Michigan has set a statutory renewable energy requirement for electricity providers like the Company, requiring the Company to source 10% of the electricity sold by the Company's electric utility segment from renewable sources, and the Company is in a position to meet this goal from a mix of renewable sources such as solar and wind. Pursuing renewable energy goals requires consideration of more than just the one form of renewable generation proposed by the Proponent, and the Company's management is in the best position to decide whether, how much and what kinds of renewable generation sources (i.e. wind) are appropriate in the Michigan areas where the Company operates. Further, the Company's plans for meeting Michigan's and other statutory requirements and the Company's plans for any change in its mix of electrical supply are developed in consultation with, and under the regulatory oversight of, the Michigan Public Service Commission and thus are not appropriate subject matters for direct shareholder oversight. For these reasons, the actions sought by the Proposal constitute fundamental and routine aspects of managing the Company's day-to-day operations as a provider of electricity.

The Company is committed to being a good corporate citizen and keeping the State of Michigan clean and green. It is a member of the State of Michigan's Clean Corporate Citizen (C3) program, which is designed to honor and recognize businesses that have demonstrated strong environmental stewardship throughout their operations. To be designated a C3, facilities must have a comprehensive and facility-specific environmental management system that sets targets and objectives for continual environmental improvement, pollution prevention programs focusing on reduce, reuse, recycle, and a history of compliance with environmental regulations. The Company's strategy is designed to meet Michigan's energy needs while protecting the environment. This strategy entails a complex process requiring management to assess a myriad of operational, technical, financial, legal and regulatory factors, as well as financial and operational risks posed by the challenges associated with the generation of electricity. Development of the Company's comprehensive, facility-specific environmental plans is an intricate process, which necessarily encompasses the Company's financial budgets, capital expenditures, pricing, production plans and short- and long-term business strategies. Considerations associated with these plans also include extensive regulatory authority review and evaluation of the recoverability of capital expenditures and other costs associated with the generation of electricity, which recovery is crucial to preserving shareholder value. All resulting decisions are the product of an extensive and methodological approach aimed at securing the appropriate level of generation, demand-side resources and market purchases to serve customers at reasonable cost and in a safe and reliable manner. These decisions regarding the technology and mix of resources used to efficiently and economically generate electricity are extremely complex and beyond the ability of shareholders, as a group, to make informed judgments.

The nature of the Company's electric business is to generate, purchase, distribute and sell electricity. Complex decisions regarding which technologies best suit the Company in generating electricity can only be made after a thorough examination of a multitude of factors. These decisions involve operational and business matters that require the judgment of experienced management, which has the necessary skills, knowledge and resources to make informed decisions. For the reasons stated above, the Company believes that any future decisions regarding the choice of technologies and mix of resources used to generate electricity are the fundamental responsibility of management and such complex matters are not appropriate for shareholder oversight.

C. The Proposal relates to the Company's choice of technologies

Although styled as a request for a report, the clear purpose of the Proposal is to direct the Company's choice of technology and mix of resources used to generate electricity. On numerous occasions, the Staff has concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(7) because the proposals related to a company's choice of technologies for use in its operations. In 2014, the Staff concurred in the exclusion of a proposal that requested an energy company's board to appoint a team to review the risks it faced under its solar generation development plans (including a review of other U.S. programs) and to develop a report detailing risks and benefits from increased solar generation, noting that the "proposal concerns the company's choice of technologies for use in its operations." *Dominion Resources, Inc.* (Feb. 14, 2014). In 2013, on the same grounds, the Staff concurred with the exclusion of a proposal by another energy company that asked the company to prepare a report on actions the company is taking or could take to diversify the company's energy resources to include increased energy efficiency and renewable energy resources. *FirstEnergy Corp.* (Mar. 8, 2013). In that letter, First Energy argued that "[a]lthough the [p]roposal [was] styled as a request for the [c]ompany to assemble a report, it simultaneously intend[ed] to influence the [c]ompany's choice of technology and resources used to generate electricity." The Staff noted that proposals "that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." *Id. See*, on the same grounds, *PG&E Corporation* (Mar. 10, 2014)(concurring in the exclusion of a proposal requesting a CPUC application to revise the company's smart meter policy, among other things, to allow no initial fees for opting out and no fees for opt out meters, to install an analog meter free of charge upon request and to require new smart meters only for those who voluntarily request them); *AT&T Inc.* (Feb. 13, 2012)(concurring in the exclusion of a proposal calling for the company to publish a report disclosing actions it was taking to address inefficient consumption of electricity by set-top boxes, which proposal would include company efforts to accelerate development and deployment of new energy efficient set-top boxes); *CSX Corp.* (Jan. 24, 2011)(concurring in the exclusion of a proposal that the company develop a kit that would allow it to convert the majority of its locomotive fleet to a more efficient system); *WPS Resources Corp.* (Feb. 16, 2001) (concurring in the exclusion of a proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to the "choice of technologies"); and *Union Pacific Corp.* (Dec. 16, 1996) (concurring in the exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads on the basis that the development and adaption of new technology for the company's operations constituted ordinary business operations). *See also Applied Digital Solutions, Inc.* (Apr. 25, 2006) (concurring in the exclusion of a proposal requesting a report on the harm the continued sale and use of radiofrequency identification chips could have to the public's privacy, personal safety and financial security as ordinary business related to the company's product development).

Like many of the proposals discussed above relating to renewable energy and energy efficiency, the Proposal only has a tangential relationship to a significant policy issue. Instead, the Proposal, like those discussed above, seeks to involve shareholders in decisions regarding specific technologies and resources used by the Company in generating or acquiring the electricity it provides. Specifically, the Proposal is aimed at promoting one specific technology — "distributed low-carbon electricity generation resources." The technologies available to generate electricity from renewable sources or otherwise reduce societal greenhouse gas emissions resulting from electricity generation are complex, and new technologies are constantly being developed and improved. Company management, not shareholders, have the necessary expertise and resources available to evaluate and select the best technologies to meet these objectives. Accordingly, we believe the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's choice of technologies.

D. Regardless of whether the Proposal involves a significant policy issue, the Proposal is excludable as relating to ordinary business matters

The fact that the Proposal has some connection to issues that are of social impact should not lead to the conclusion that it automatically be included in the 2015 Proxy Materials. It is important to note that the mere fact that a proposal has a relationship to a social policy issue does not render Rule 14a-8(i)(7) inapplicable. In the 1998 Release, the Commission stated that proposals that relate to ordinary business matters but focus on sufficiently significant social policy issues would not be considered to be excludable, because the proposals would transcend the day-to-day business matters. While the Staff has found some environmental proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. *Staff Legal Bulletin No. 14C* (Jun. 28, 2005). For instance, in *FirstEnergy Corp.* (Mar. 7, 2013), the Staff concurred in the exclusion of a proposal requesting the company to adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality as relating to ordinary business operations, noting that the proposal did not "in our view, focus on a significant policy issue." *See also Exxon Mobil Corporation* (Mar. 6, 2012) (proposal addresses "economic challenges" associated with oil sands and does not, in our view, focus on a significant policy issue). *C.f. Dominion Resources, Inc.* (Feb. 27, 2014) (proposal focused on the significant policy issue of climate change).

Even if the Staff were to determine that the Proposal focuses on a "significant social policy issue," the Proposal still would be excludable because it otherwise intrudes upon the day-to-day business of management and seeks to micro-manage the company. In the past, the Staff has agreed that companies may exclude proposals that focus on a significant social policy issue but nevertheless intruded too deeply into day-to-day management of the company. For example, in *PetSmart, Inc.* (Mar. 24, 2011), the Staff permitted exclusion of a proposal requesting that suppliers certify they had not violated certain acts or laws related to animal cruelty, noting that although the humane treatment of animals is a significant social policy issue, the scope of the laws covered by the proposal is fairly broad in nature, ranging from serious violations such as animal abuse to violations of administrative matters such as recordkeeping. Similarly, the Staff has permitted exclusion of proposals requesting companies to adopt a policy to bar the financing of particular types of customers even though the proposals were tied to an arguably significant environmental policy issue (mountaintop removal coal mining), stating that the proposals addressed matters beyond the environmental impact of companies' project finance decisions, such as decisions to extend credit or provide other financial services to particular types of customers. *See JP Morgan Chase & Co.* (Mar. 12, 2010) and *Bank of America Corporation* (Feb. 24, 2010). Similarly, in *Marriott International, Inc.* (Mar. 17, 2010), the Staff concurred in the exclusion of a proposal that required Marriott to install certain low-flow showerheads in its hotels because although the proposal "rais[ed] concerns with global warming," it sought to "micromanage the company to such a degree that exclusion of the proposal is appropriate." Similar to the foregoing precedent, the Proposal seeks to micro-manage the Company by significantly altering its business model to adapt to specific technology.

The Proposal can be distinguished from instances where the Staff has determined the proposal did not seek to micro-manage the company to such a degree that exclusion of the proposal would be appropriate. *See Spectra Energy Corp.* (Feb. 21, 2013). In Spectra Energy, the Staff did not permit exclusion of a proposal that requested the board to publish a report on how the company was measuring, mitigating, and disclosing methane emissions on ordinary business grounds. While both proposals address emissions that impact the environment, the Proposal is distinguishable from the Spectra Energy proposal on a number of grounds. First, in Spectra Energy, the company was asked to prepare a report on *existing* activities — how it was measuring and mitigating its methane emissions. Conversely, the Proposal asks the Company to prepare a report evaluating how it *could adapt* its business model to deploy distributed low-carbon electricity generation resources to reduce GHG emissions. The Spectra Energy proposal did not request the company to evaluate or adopt alterative technology or seek to alter Spectra Energy's business model, it merely requested a report on existing activities. Unlike Spectra Energy, the Proposal impermissibly seeks to micro-manage the Company by significantly altering its business model to adapt to a specific type of technology. As discussed above, implementing any such changes would necessarily involve a myriad of operational, technical, financial, legal and regulatory factors, as well as financial and operational risks.

The Staff has consistently concurred that a proposal may be excluded in its entirety



when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. As discussed above, the Proposal relates to ordinary business issues. Thus, under the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(7), we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 309-1174 or Tim Kraepel, the Company's Director-Legal (Securities, Finance & Governance), at (313) 235-8460.

Sincerely,

cc: Tim Kraepel (kraepelt@dteenergy.com)
Patrick Doherty (pdoherty@osc.state.ny.us)

Exhibit A

THOMAS P. DINAPOLI
STATE COMPTROLLER



DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 10, 2014

Ms. Lisa Muschong
Corporate Secretary
DTE Energy Company
One Energy Plaza
Room 2386 WCB
Detroit, Michigan 48226-1279

Dear Ms. Muschong:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of DTE Energy shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the DTE board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Whereas:

In May 2014, Barclays downgraded bonds for the entire U.S. electric utility sector due to risk of rapidly improving solar power and energy storage technologies.

An August 2014 report by UBS highlights that solar systems and batteries will be disruptive technologies for utilities due to steeply declining costs and estimates that, by 2020, the unsubsidized payback time will be as low as 6-8 years for homeowners making a combined investment in an electric vehicle and a solar power system with battery storage.

In a recent analysis, Deutsche Bank predicts solar PV will reach grid parity in 47 U.S. states as soon as 2016, assuming today's 30 percent solar investment tax credit (ITC) is extended.

94% of international industry representatives surveyed by PricewaterhouseCoopers predict that the power utility business model will be either completely transformed or significantly changed between today and 2030.

A November 2014 Moody's report indicated that "a proactive regulatory response to distributed generation is credit positive as it gives utilities improved rate designs and helps in the long-term planning for their infrastructure."

Navigant Research indicated that: "Utilities that proactively engage with their customers to accommodate distributed generation - and even participate in the market themselves - limit their risk and stand to benefit the most."

Utilities already capitalizing on providing distributed solar generation to customers include: Duke Energy and NRG Energy. Many other utilities work with third-party solar system providers to reduce electric bills for customers while also reducing greenhouse gas emissions.

The U.S. EPA recently released its proposed Clean Power Plan that would require states to achieve 30% greenhouse gas (GHG) reductions on average nationwide, listing renewable energy as a key pillar of the plan.

The IPCC estimates that a 50% reduction in GHG emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

In a recently released report ranking 32 of the largest investor-owned utilities in the U.S., DTE Energy ranked 16th on renewable energy sales as a percentage of 2012 electricity sales, and 17th on cumulative annual energy savings as a percentage of total retail sales due to investments in energy efficiency.

Resolved: With board oversight, assess how DTE Energy is adapting (or could adapt) its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions and protect shareholder value, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1st, 2015.

J.P.Morgan

Daniel F. Murphy

Vice President
CIB Client Service Americas

November 10, 2014

Ms. Lisa A. Muschong
Corporate Secretary
DTE Energy Company
One Energy Plaza Room 2386 WCB
Detroit, MI 48226-1279

Dear Ms. Muschong:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of DTE Energy Company continuously for at least one year as of and including November 10, 2014.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 543,185 shares of common stock as of November 10, 2014 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Patrick Doherty – NSYCRF
Eric Shostal - NYSCRF

4 Chase Metrotech Center 11th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 1209 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.